SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Alcaldía Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil and Liberty Latin America enter into Transaction Agreement relating their joint venture in Chile”

Mexico City, Mexico – December 26, 2023: América Móvil S.A.B. de C.V. (“AMX”) (BMV: AMX, NYSE: AMX and AMOV) today announced that it has entered into a Transaction Agreement (the “Agreement”) with Liberty Latin America Ltd. (“LLA”), Claro Chile SpA (“ClaroVTR”) and certain affiliates of AMX and LLA.

Under the terms of the Agreement, AMX and LLA have agreed, either collectively in proportion to their shareholding percentage interest or individually, to provide additional capital required by ClaroVTR during the calendar year 2023 and through June 30, 2024 in an aggregate amount not to exceed CLP$972.4 billion. This commitment is aimed to support the execution of the business plan of ClaroVTR and CLP$289.3 billion permitted the refinancing of certain bank debt guaranteed by AMX existing at the formation of the JV. Furthermore, AMX or LLA may exercise a catch-up right on or before August 1, 2024, to cure any failure by AMX or LLA to fund its respective portion of such commitment in order to continue ClaroVTR as a 50:50 joint venture.

To this date, AMX has purchased convertible notes from ClaroVTR (the “AMX Convertible Notes”) with an aggregate principal amount of CLP$720.6 billion (including the amounts used for the refinancing of bank debt), convertible into shares of ClaroVTR. Subject to the terms of the Agreement, including complying with applicable regulatory requirements, upon the conversion of the AMX Convertible Notes and any additional convertible notes purchased by AMX on or prior to August 1, 2024, ClaroVTR may no longer be a 50:50 joint venture if LLA does not exercise its catch-up right pursuant to the Agreement.

The governance structure of ClaroVTR is governed by a shareholders agreement entered into concurrent with the execution of the Agreement. Certain summarized principal governing terms include:

•	If either AMX or LLA holds shares that represent less than 50%, but at least 10% of the total shares of ClaroVTR, such party will retain certain customary minority protections, including board designation rights, consent rights for certain actions and information rights of ClaroVTR.
•	If from and after August 1, 2024, either LLA or AMX holds shares that represent less than 50%, the party who holds more than 50% shares will be entitled to appoint the majority members of the board of directors of ClaroVTR.
•	If within a 90-day period following August 1, 2024, either LLA or AMX holds less than 5% shares of ClaroVTR, then such party will have a put right to sell all of its shares to the other party, and the other party will have a call right to purchase all of the shares held by the party who holds less than 5%. Furthermore, subject to the satisfaction of certain requirements, within a 90-day period after February 1, 2026, LLA or AMX may exercise a put right or a call right to sell or purchase, as the case may be, all of the shares held by the other party in ClaroVTR.

About América Móvil

Visit: www.americamovil.com

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact